FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                                Northern Rock plc
                 (Translation of registrant's name into English)


                               Northern Rock House
                                    Gosforth
                               Newcastle upon Tyne
                                     England
                                     NE3 4PL
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                          Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes ..... No ..X..


                                      INDEX

Document

No. 1   Trading Statement





                               NORTHERN ROCK PLC

                       PRE CLOSE PERIOD ANALYST MEETINGS



INTRODUCTION

Northern Rock plc will shortly be meeting analysts ahead of its close period for the six months ending

30 June 2003. This announcement details the information that will be provided at those meetings.

STRATEGY

Northern Rock's strategy continues to be one of growth in good quality lending, centred around home ownership. Lending growth generates income growth and drives down unit costs. Funding is generated from a well-balanced franchise of retail deposits, wholesale funds and mortgage-backed securities. Effective use of technology helps to improve capacity, enhance distribution and reduce marginal costs - all of which benefits customers and intermediaries and maintains Northern Rock's cost efficiency leadership within the sector.

Our strategic intention is to achieve annual growth in assets under management of 20% (+/- 5%) whilst maintaining Return on Equity in the 18% - 21% range.

ECONOMIC BACKGROUND AND MARKET OUTLOOK

Economic fundamentals in the UK continue to support the housing and mortgage markets. GDP growth remains at around 2% and the labour market is still firm. Inflation, currently around 3%, is forecast to fall back towards the centre of the MPC's target range later this year, thus helping to keep down interest rates. Low interest rates continue to support affordability indices, which are set to remain good despite the higher levels of household indebtedness.

Increases in house prices during 2002 have naturally resulted in a reduction in the number of first time buyers entering the market, but front end incentives continue to encourage an active remortgage market. Whilst we have seen some falls in house prices in the most sensitive part of the market, we still expect average house price inflation to return to more long term sustainable levels - around 5% - by the end of this year. In this scenario, a combination of being relatively small, with aggressive pricing for quality mortgages and good retention of existing customers means Northern Rock is confident of continuing to achieve its lending targets.

LENDING

Business volumes continue at very strong levels, which should lead to an increase in our market share of gross lending. Compared to the same period last year, net residential lending is up by more than 28% even though we have reduced the proportion of high LTV loans and first time buyer loans. As planned, personal unsecured and commercial lending continues to be more muted as we grow these books at a steady, prudent pace.

Our policy of transparency (i.e. allowing existing mortgage customers genuinely to transfer to any of our products available to new customers) and our focus on retaining customers has ensured that our level of residential redemptions remains below our natural share. This, coupled with our strong gross lending performance, has the effect of leveraging up our market share of net UK residential lending - which we anticipate should, at the half year, be around the 8% mark.

With a pipeline of new business running at GBP 4.3 billion, up from GBP 3.5 billion at the same point last year, Northern Rock confirms it is well on track to meet its lending targets in 2003.

CREDIT CARDS

Northern Rock is in advanced discussions to transfer its credit card business to The Co-operative Bank. The transaction, which remains subject to further negotiations but is expected to complete shortly, would generate an estimated pre-tax profit of GBP 7.7 million to Northern Rock. The Northern Rock credit card portfolio currently includes about 90,000 accounts with outstanding balances of around GBP 217 million.

As part of the proposed transaction The Co-operative Bank and Northern Rock intend to establish a new intermediary agreement for credit cards under which Northern Rock will offer credit cards, issued by The Co-operative Bank, to Northern Rock's customers under the Northern Rock brand. The intermediary agreement will benefit Northern Rock by establishing a risk-free route to the provision of credit cards for its customers.

ARREARS AND PROVISIONS

Credit quality remains good with mortgage arrears at around half the industry average, reflecting the low risk profile of our new lending and the effectiveness of our arrears administration. We have intentionally avoided "jumbo" residential loans and have succeeded in progressively reducing the proportion - and number - of higher LTV loans and first time buyer loans that we have underwritten, all of which will assist us in maintaining the quality of our mortgage book. The average indexed LTV of our on-balance sheet mortgage book is now 56%.

In order to protect our lending asset quality, unsecured lending continues to be focused on customers with whom we have a secured loan; and we have sustained our planned, more modest growth in the commercial lending book, all of which is secured on property.

Northern Rock has no residential loan exposure outside the UK nor any exposure to unsecured corporate lending or leasing.

Provisioning policies remain prudent and consistent with those previously published. The increased charge for 2003 will reflect the higher volumes of business we have generated, the mix of our lending portfolios and the mortgage indemnity guarantee premiums which are no longer paid over to our mortgage indemnity company (NORMIC).

FUNDING

We continue to attract funds from three funding sources. Following our successful GBP 3 billion securitisation in January (our largest to date), we completed a further GBP 2.5 billion RMBS transaction in May, making a total issuance of GBP 5.5 billion year to date. Against a backdrop of heavy activity in the market, the appetite for our paper was excellent with most tranches, once again, being over-subscribed. Together with positive activity in our retail and wholesale franchises, we continue to move towards our medium term aim of having a more balanced stock of funding. This will be evidenced at the time of our interim results.

SPREADS

Our total income margin to balance sheet assets continues to be broadly stable reflecting our ability to manage fee and commission income in conjunction with interest spread, and our products continue to be structured to the delivery of our total income objectives. Our strong funding from the securitisation markets, together with a high proportion of fixed rate lending (a consequence of strong remortgages and low interest rates and which tend to have higher fees and lower margins) has meant the expected easing in the interest spread part of our total income - offset by fees and commissions. On the liability side, credit spreads have widened as a result of global uncertainties.

COSTS

Costs continue to be tightly managed to ensure consistent annual improvement in our cost ratios. Cost control is key to our strategy, allowing profitable growth of the business and the manufacture of competitive products for our customers. At the half year we will once again show that we have maintained the gap between ourselves and our competitors, even after we have incorporated additional pension costs, increased NI contributions and the cost of managing the recently-acquired L&G Bank operation.

CONSENSUS FORECASTS

The range of pre-tax profit expectations for 2003 (excluding the Credit Card sale) as provided by 18 of the major bank research analysts is GBP 353.5m - GBP 376.7m, with a mean of GBP 369.0m, i.e. PBT growth of over 13%. At this stage of the year, Northern Rock remains comfortable with this range.

The consensus average for EPS is 62.5p (growth of 12%) with DPS at 22.7p (also growth of 12%).

COMMENT

Adam J Applegarth, Chief Executive, commented: "Northern Rock's lending performance in the first five months of 2003 has been very strong. We are building on the excellent progress we made in 2002 and, as the housing market slows, I still expect Northern Rock to achieve its strategic targets and to continue to deliver strong growth in high quality, low risk assets."

Further, more detailed, information on Northern Rock's H1 2003 trading performance will be produced at the time of the Interim Results - to be announced on Thursday 17 July 2003.


City Contacts                          Press Contacts

Bob Bennett                            Tony Armstrong
Group Finance Director                 Director of Corporate Relations
0191 279 4346                          0191 279 4676

David Noble                            Ron Stout
Director of Institutional Relations    PR Manager
0191 279 4999                          0191 279 4676

Richard Moorin                         Morgan Bone
Investor Relations Manager             Finsbury Limited
0191 279 4093                          0207 251 3801


Important Notice

This announcement should be read in conjunction with our announcement for the full year ended December 2002, copies of which are available from Northern Rock plc, Northern Rock House, Gosforth, Newcastle upon Tyne NE3 4PL or on our website at www.northernrock.co.uk

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to certain of the plans of Northern Rock, its current goals and expectations relating to its future financial condition and performance. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Northern Rock's actual future results may differ materially from the results expressed or implied in these forward-looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, market related risks such as interest rates and exchange rates, delays in implementing proposals, unexpected difficulties with computer systems, unexpected changes to regulation, changes in customer preferences, competition and other factors. Please refer to the most recent Annual Report on Form 20F of Northern Rock filed with the US Securities and Exchange Commission for a discussion of such factors.






                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                           Northern Rock plc
                                           (Registrant)



Date: 28 May 2003                          By:____J Shipley_____

                                           Name:  J Shipley
                                           Title: Assistant Company Secretary